Tengasco, Inc.

10215 Technology Drive, Suite 301
Knoxville, TN 37932-4307
865.675.1554
865.675.1621 (facsimile)

April 10, 2008

Mr. Karl Hiller

Branch Chief, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

VIA EDGAR FILING

Re: Tengasco, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 30, 2007

Form 10-Q for the Quarter Ended September 30, 2007

File No. 1-15555

Dear Mr. Hiller:

     Tengasco, Inc. hereby responds as follows to each of the two numbered items in your letter dated March 27, 2008. The March 27 Letter refers to certain “PRIOR COMMENTS” contained in a letter dated February 12, 2008 and our written responses.

We believe that disclosure needed for sound investment decisions was in fact made in our original filings of our Form 10-K for the year ending December 31, 2006 and Form 10-Q for the Quarter ended September 30, 2007. However, in order to enhance the disclosure made in our original filings, we remain willing to amend our Form 10-K and Form 10-Q as set out below and as may be further suggested following your consideration of our responses and the receipt of any additional comments you may have.

For your convenience, we include the text of each of your comments underlined for reference, together with our corresponding responses, below:

Form 10-K for the Fiscal Year Ended December 31, 2006 General

1.	We are continuing to review your response material dated February 29, 2008 and require further information. Please address the following points:

a) Provide us with copies of all agreements with Hoactzin related to the ten-well drilling program, methane project, and conversion option dated September 17, 2007. Also, submit them as exhibits in an amendment to your Form 8-K dated September 21, 2007 to comply with Item 601(b)(l0) of Regulation S-K.

b)	Tell us if you have established reserves on the properties associated with the ten-well drilling program and, if so, the date(s) on which these estimates were made, and of any subsequent revisions.

c)

If you have established estimated reserves with respect to the ten-well drilling program, tell us what percentage of your total reserves these represent, which would be sold once the contingent conversion rights expire.

OUR RESPONSE:

(a)      The referenced documents have been included as exhibits to our Form 10-K for the year ended December 31, 2007 filed on March 31, 2008. The Exhibit numbers are 10.15 (Drilling Program); 10.16 (Conveyance of net profits interest in methane project); and 10.17 (Agreement for option to exchange of methane net profits interest for preferred stock). For your ease in reference we are forwarding you a hard copy by separate mailing because attachments cannot be made to EDGAR correspondence.

(b).      We have not established, and our reserve reports do not include any volumetric reserves of any oil from these program wells because for the productive life of the well the ownership of the working interest is Hoactzin’s. In addition, no PUD reserves had been established as to these properties in any prior year’s reserve reports.

(c).      Technically the answer to this inquiry is zero in view of our response to (b) above. We do not understand the conclusory supposition included your final phrase “…, which would be sold once the contingent conversion rights expire” as no sale of any oil well rights is a part of the program either before or after any occasion might arise for Hoactzin to elect its option to convert any portion of its methane project net profits interest (not any working interest in the program wells as no such rights exist) for preferred stock.

It should also be noted that our reserve valuation is calculated by including a dollar value (but, again, not barrels of oil) for the Company’s very real economic interest in the productive program wells, i.e. the right to receive payment, after operating expenses, of a percentage of the revenues from Hoactzin’s working interest in the nature of a net profits interest. This economic value for this interest in the program wells is determined by the same parameters as the “standardized method of estimate of future cash flows” from the Company’s volumetric reserves is calculated. In substance, the Company’s 25% BPO revenues after expenses, as well as the Company’s 85% APO revenues after expenses are forecast and discounted to present value. For the purposes of placing your general inquiry into perspective, the economic value of the Company’s revenue interest in the nine productive program wells included in our proved reserve valuation constitutes about 2.8% of the economic value in dollars of our total of $53,627,086 in “standardized method of estimated future cash flows” from all the Company’s proved reserves as reported in our Form 10-K for the year ended December 31, 2007.

2.      We note your disclosure stating that, on June 29, 2006, you exercised your option to repurchase from Hoactzin your obligation to drill the final six wells of your then 12-well Kansas drilling program for $1.393 million. Please provide us with copies of the original and buyout agreements for this drilling program, and address the following points.

a)

Tell us the accounting methodology you applied with respect to this program clarifying your treatment of initial proceeds, expenditures, and revision of terms. The extent to which your accounting entries coincided with each event, action, or other change should be clear.

b)	Contrast the terms and circumstances surrounding these earlier agreements with those of your more recent program

OUR RESPONSE:

(a)      We are forwarding you a hard copy of the requested documents by separate mailing because attachments cannot be made to EDGAR correspondence The accounting methodology applied to this 12 well/6 well program was to treat the proceeds received by the Company for the participant’s interest in the wells as an offset to oil and gas properties. See (b) below for additional information.

(b)     The terms and circumstances of the Company’s two earlier drilling programs revolved around the existence of the Company’s preferred stock. The first of those (the 8 well program) was offered only to Series A preferred holders, who directly exchanged their preferred stock for interests in the drilling program. Accordingly, the participants’ interests exchanged for interests in the program wells were removed from preferred stock category and treated as an offset to oil and gas properties as each well was drilled.

The second program (12 well program, reduced to 6) was offered to the participant in exchange for surrender to the Company of notes payable by the Company in approximate amount of $2.6 million. This amount of $2.6 million was received by the Company upon issuance of the notes and had been used by the Company to fund the previously-occurring exchange of the Company’s preferred stock for cash. Because the Company’s obligation under this program was only to drill the required number of wells, as each well was drilled, one-twelfth of the $2.6 million note exchanged for the program was removed from liability category and treated as an offset to oil and gas properties. Upon the repurchase of the final six wells from funds borrowed from the Company’s senior lender CitiBank, the necessity for the well by well procedure no longer existed and the remaining $1.3 million liability to Hoactzin was removed from the books.

The treatment of the recent ten well program is the same as the earlier programs. There was no liability on the books as in the two earlier programs (preferred stock or notes); rather the participant paid on a well by well basis, and the payments were treated as an offset to oil and gas properties as received.

Very truly yours,

Tengasco, Inc.

BY: s/ Jeffrey R. Bailey

JEFFREY R. BAILEY, Chief Executive Officer